March 29, 2019

Joseph Macaluso
Principal Accounting Officer
Tel-Instrument Electronics Corp.
One Branca Road
East Rutherford, NJ 07073

       Re: Tel-Instrument Electronics Corp
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Filed July 16, 2018
           File No. 001-31990

Dear Mr. Macaluso:

       We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2018

Item 9A. Controls and Procedures, page 49

1. Consistent with Item 307 of Regulation S-K, please amend the filing to disclose the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report - i.e., March 31, 2018.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joseph Macaluso
Tel-Instrument Electronics Corp.
March 29, 2019
Page 2

      Please contact Tara Harkins at 202-551-3639 or Lynn Dicker, Senior Accountant, at 202-
551-3616 with any questions.



FirstName LastNameJoseph Macaluso                        Sincerely,
Comapany NameTel-Instrument Electronics Corp.
                                                         Division of
Corporation Finance
March 29, 2019 Page 2                                    Office of Electronics
and Machinery
FirstName LastName